**Pricing supplement no. 323**
*To prospectus dated November 21, 2008,*
*prospectus supplement dated November 21, 2008 and*
*product supplement no. 174-A-I dated September 28, 2009*

09-#05-2009-R
Registration Statement No. 333-155535
Dated October 2, 2009
Rule 424(b)(2)

# JPMorgan Chase & Co.

| | |
|---|---|
| **Structured Investments** | **$9,451,000**<br>**Return Notes Linked to an Equally Weighted Basket of 15 Reference Stocks**<br>**due October 15, 2010** |

## General

- The notes are designed for investors who seek unleveraged exposure to the performance of an equally weighted basket of 15 common stocks, subject to the Basket Adjustment Factor. Investors should be willing to forgo interest and dividend payments and, if the Basket declines or if the Ending Basket Level, as compared to the Starting Basket Level, has not increased by approximately 1.01%, be willing to lose some or all of their principal. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Senior unsecured obligations of JPMorgan Chase & Co. maturing October 15, 2010[†].
- Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
- The notes priced on October 2, 2009 and are expected to settle on or about October 7, 2009.

## Key Terms

**Basket:** The Basket consists of 15 common stocks (each, a "Reference Stock" and collectively, the "Reference Stocks"). The Reference Stocks and the Bloomberg ticker symbol, the relevant exchange on which it is listed, the Stock Weighting and the Initial Share Price of each Reference Stock are set forth under "The Basket" on page PS-1 of this pricing supplement.

**Payment at Maturity:** Payment at maturity will reflect the performance of the Basket, subject to the Basket Adjustment Factor. Accordingly, at maturity, you will receive an amount per $1,000 principal amount note calculated as follows:

$$\$1,000 \times (1 + \text{Basket Return}) \times \text{Basket Adjustment Factor}$$

*provided* that your payment at maturity will not be less than zero.

*Because the Basket Adjustment Factor is 99%, you will lose some or all of your investment at maturity if the Basket Return is less than approximately 1.01%.* For more information on how the Basket Adjustment Factor can impact your payment at maturity, please see "What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?" in this pricing supplement.

**Basket Return:** $\dfrac{\text{Ending Basket Level} - \text{Starting Basket Level}}{\text{Starting Basket Level}}$

**Basket Adjustment Factor:** 99%

**Starting Basket Level:** Set equal to 100 on the pricing date, which was October 2, 2009.

**Ending Basket Level:** The Basket Closing Level on the Observation Date.

**Basket Closing Level:** The Basket Closing Level will be calculated as follows:

$$100 \times [1 + \text{sum of (Stock Return of each Reference Stock} \times \text{Stock Weighting of such Reference Stock)}]$$

**Stock Return:** With respect to each Reference Stock, on any trading day:

$\dfrac{\text{Final Share Price} - \text{Initial Share Price}}{\text{Initial Share Price}}$

**Initial Share Price:** With respect to each Reference Stock, the closing price of one share of such Reference Stock on the pricing date as set forth under "The Basket" in this pricing supplement.

**Final Share Price:** With respect to each Reference Stock, on the Observation Date, the closing price of one share of such Reference Stock on such day times the Stock Adjustment Factor for such Reference Stock on such day.

**Stock Adjustment Factor:** With respect to each Reference Stock, 1.0 on the pricing date and subject to adjustment under certain circumstances. See "Description of Notes — Payment at Maturity" and "General Terms of Notes — Anti-Dilution Adjustments" in the accompanying product supplement no. 174-A-I for further information.

**Observation Date:** October 12, 2010 [†]

**Maturity Date:** October 15, 2010 [†]

**CUSIP:** 48124ABA4

[†] Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 174-A-I.

**Investing in the Return Notes involves a number of risks. See "Risk Factors" beginning on page PS-6 of the accompanying product supplement no. 174-A-I and "Selected Risk Considerations" beginning on page PS-3 of this pricing supplement.**

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

| | Price to Public(1) | Fees and Commissions (2) | Proceeds to Us |
|---|---|---|---|
| **Per note** | $1,000 | $5 | $955 |
| **Total** | $9,451,000 | $47,255 | $9,403,745 |

(1) The price to the public includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds" beginning on page PS-16 of the accompanying product supplement no. 174-A-I.

(2) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $5.00 per $1,000 principal amount note. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-32 of the accompanying product supplement no. 174-A-I. For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. The aggregate amount of these fees will be $5.00 per $1,000 principal amount note.

*The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The notes are **not** guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.*

J.P.Morgan

October 2, 2009

**Additional Terms Specific to the Notes**

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 174-A-I dated September 28, 2009. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated September 28, 2009 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 174-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 174-A-I dated September 28, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000089109209003670/e36603_424b2.pdf

- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company, " "we," "us" or "our" refers to JPMorgan Chase & Co.

**The Basket**

The Reference Stocks and the Bloomberg ticker symbol, the relevant exchange on which it is listed, the Stock Weighting and the Initial Share Price of each Reference Stock are set forth below:

| Ticker Symbol | Reference Stock | Exchange | Stock Weighting | Initial Share Price |
|---|---|---|---|---|
| AKAM | Akamai Technologies, Inc. | NASDAQ | 1/15 | 18.82 |
| CDNS | Cadence Design Systems, Inc. | NASDAQ | 1/15 | 6.98 |
| CHD | Church & Dwight Co., Inc. | NYSE | 1/15 | 56.66 |
| EAC | Encore Acquisition Company | NYSE | 1/15 | 36.90 |
| ENDP | Endo Pharmaceuticals Holdings Inc. | NASDAQ | 1/15 | 22.11 |
| FDS | FactSet Research Systems Inc. | NYSE | 1/15 | 64.05 |
| GPRO | Gen-Probe Incorporated | NASDAQ | 1/15 | 40.67 |
| MMR | McMoRan Exploration Co. | NYSE | 1/15 | 7.22 |
| PCS | MetroPCS Communications, Inc. | NYSE | 1/15 | 8.36 |
| MWW | Monster Worldwide, Inc. | NYSE | 1/15 | 16.32 |
| ODP | Office Depot, Inc. | NYSE | 1/15 | 6.20 |
| RRI | RRI Energy, Inc. | NYSE | 1/15 | 6.60 |
| TWTC | tw telecom inc. | NASDAQ | 1/15 | 13.18 |
| UTIW | UTi Worldwide Inc. | NASDAQ | 1/15 | 13.49 |
| VCLK | ValueClick, Inc. | NYSE | 1/15 | 12.74 |

## What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table and examples illustrate the hypothetical total return at maturity for each $1,000 principal amount note. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below reflect the Basket Adjustment Factor of 99%. The hypothetical total returns set forth below are for illustrative purposes — only and may not be the actual total returns at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

| Ending Basket Level | Basket Return | Total Return |
|---|---|---|
| 200.00 | 100.00% | 98.00% |
| 180.00 | 80.00% | 78.20% |
| 165.00 | 65.00% | 63.35% |
| 150.00 | 50.00% | 48.50% |
| 140.00 | 40.00% | 38.60% |
| 130.00 | 30.00% | 28.70% |
| 120.00 | 20.00% | 18.80% |
| 110.00 | 10.00% | 8.90% |
| 105.00 | 5.00% | 3.95% |
| 102.50 | 2.50% | 1.47% |
| **101.01** | **1.01%** | **0.00%** |
| 101.00 | 1.00% | -0.01% |
| 100.50 | 0.50% | -0.51% |
| 100.25 | 0.25% | -0.75% |
| **100.00** | **0.00%** | **-1.00%** |
| 95.00 | -5.00% | -5.95% |
| 90.00 | -10.00% | -10.90% |
| 80.00 | -20.00% | -20.80% |
| 70.00 | -30.00% | -30.70% |
| 60.00 | -40.00% | -40.60% |
| 50.00 | -50.00% | -50.50% |
| 40.00 | -60.00% | -60.40% |
| 30.00 | -70.00% | -70.30% |
| 20.00 | -80.00% | -80.20% |
| 10.00 | -90.00% | -90.10% |
| 0.00 | -100.00% | -100.00% |

### Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

**Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 105.**

Because the Ending Basket Level of 105 is greater than the Starting Basket Level of 100, the investor receives a payment at maturity of $1,039.50 per $1,000 principal amount note, calculated as follows:

$$\$1,000 \times (1 + 5\%) \times 99\% = \$1,039.50$$

**Example 2: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 100.25.** Although the Ending Basket Level of 100.25 is greater than the Starting Basket Level of 100, because of the negative effect of the Basket Adjustment Factor, the investor receives a payment at maturity of $992.48 per $1,000 principal amount, calculated as follows:

$$\$1,000 \times (1 + 0.25\%) \times 99\% = \$992.48$$

**Example 3: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 80.**

Because the Ending Basket Level of 80 is less than the Starting Basket Level of 100, the investor receives a payment at maturity of $792 per $1,000 principal amount note, calculated as follows:

$$\$1,000 \times (1 + (-20\%)) \times 99\% = \$792$$

## Selected Purchase Considerations

- **INVESTMENT EXPOSURE TO THE PERFORMANCE OF THE BASKET** — The notes provide unleveraged exposure to the performance of the Basket, subject to the Basket Adjustment Factor. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **RETURN LINKED TO AN EQUALLY WEIGHTED BASKET OF 15 REFERENCE STOCKS** — The return on the notes is linked to the performance of an equally weighted Basket, which consists of 15 Reference Stocks. These Reference Stocks are the common stocks of Akamai Technologies, Inc., Cadence Design Systems, Inc., Church & Dwight Co., Inc., Encore Acquisition Company, Endo Pharmaceuticals Holdings Inc., FactSet Research Systems Inc., Gen-Probe Incorporated, McMoRan Exploration Co., MetroPCS Communications, Inc., Monster Worldwide, Inc., Office Depot, Inc., RRI Energy, Inc., tw telecom inc., UTi Worldwide Inc. and ValueClick, Inc.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 174-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in December 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements. Subject to certain assumptions and representations received from us, the discussion in the preceding paragraph, when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

## Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Stocks. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 174-A-I dated September 28, 2009.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of your principal. The amount payable at maturity, if any, will reflect the performance of the Reference Stocks, subject to a reduction by the Basket Adjustment Factor. Because the Basket Adjustment Factor reduces the Basket Return, if the Ending Basket Level as compared to the Starting Basket Level has not increased by at least approximately 1.01%, you will lose some or all of your investment in the notes.

- **THE BASKET ADJUSTMENT FACTOR WILL MAGNIFY ANY DECLINE IN THE BASKET** — If the Basket Return is negative, at maturity, you will lose some or all of your investment. In addition, the Basket Adjustment Factor will magnify any decline in the Basket. For each 1% that the Ending Basket Level declines relative to the Starting Basket Level, you will lose more than 1% of your investment in the notes, *provided* that the payment at maturity will not be less than zero.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which J.P. Morgan Securities Inc., which we refer to as JPMSI, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **CORRELATION (OR LACK OF CORRELATION) OF THE REFERENCE STOCKS** — The notes are linked to a weighted Basket consisting of 15 Reference Stocks. Price movements and performances in the Reference Stocks may or may not be correlated with each other. At a time when the value of one or more of the Reference Stocks increases, the value of the other Reference Stocks may not increase as much or may even decline. Therefore, in calculating the Ending Basket Level, increases in the value of one or more of the Reference Stocks may be moderated, or more than offset, by the lesser increases or declines in the level of the other Reference Stocks. There can be no assurance that the Ending Basket Level will be higher than the Starting Basket Level. You may lose some or all of your investment in the notes if the Ending Basket Level is less than the Starting Basket Level.

- **NO OWNERSHIP OR DIVIDEND RIGHTS IN THE REFERENCE STOCKS** — As a holder of the notes, you will not have any ownership interest or rights in any of the Reference Stocks, such as voting rights or dividend payments. In addition, the issuers of the Reference Stocks will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the relevant Reference Stocks and the notes. **Because the Basket Adjustment Factor always reduces the Basket Return, your return from an investment in the notes may be less than the return from a direct investment in the Reference Stocks.**

- **NO AFFILIATION WITH THE REFERENCE STOCK ISSUERS** — We are not affiliated with the issuers of the Reference Stocks. We assume no responsibility for the adequacy of the information about the Reference Stock issuers contained in this pricing supplement. You should make your own investigation into the Reference Stocks and their issuers. We are not responsible for the Reference Stock issuers' public disclosure of information, whether contained in SEC filings or otherwise.

- **NO INTEREST PAYMENTS** — As a holder of the notes, you will not receive any interest payments.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We and/or our affiliates may also currently or from time to time engage in business with the Reference Stock issuers, including extending loans to, or making equity investments in, such Reference Stock issuers or providing advisory services to such Reference Stock issuers. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to the Reference Stock issuers and these reports may or may not recommend that investors buy or hold the Reference Stocks. As a prospective purchaser of the notes, you should undertake an independent investigation of the applicable Reference Stock issuer that in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

- **HEDGING AND TRADING IN THE REFERENCE STOCKS** — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stocks or instruments related to one or more of the Reference Stocks. We or our affiliates may also trade in the Reference Stocks or instruments related to one or more of the Reference Stocks from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity.

- **ANTI-DILUTION PROTECTION IS LIMITED** — The calculation agent will make adjustments to the Stock Adjustment Factor for each Reference Stock to reflect certain events affecting such Reference Stock. However, the calculation agent will not make an adjustment in response to all events that could affect the Reference Stocks. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected. See "General Terms of Notes — Anti-Dilution Adjustments" in the accompanying product supplement no. 174-A-I for further information.

- **MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE NOTES** — In addition to the closing price of the Reference Stock on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    - the expected volatility in the Reference Stocks;
    - the time to maturity of the notes;
    - the correlation (or lack of correlation) in price movements among the Reference Stocks;
    - the dividend rates paid on the Reference Stocks;
    - interest and yield rates in the market generally;
    - a variety of economic, financial, political, regulatory or judicial events;
    - the occurrence of certain events affecting the issuer(s) of the Reference Stock(s) that may or may not require an adjustment to the applicable Stock Adjustment Factor, including a merger or acquisition; and
    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

# The Reference Stocks

## Public Information

All information contained herein on the Reference Stocks and on the Reference Stock issuers is derived from publicly available sources and is provided for informational purposes only. Companies with securities registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC by a Reference Stock issuer pursuant to the Exchange Act can be located by reference to the SEC file number provided below and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete. See "The Reference Stocks" beginning on page PS-17 of the accompanying product supplement no. 174-A-I for more information.

## Historical Information of the Reference Stocks and the Basket

The first 15 graphs contained in this pricing supplement set forth the historical performance of the Reference Stocks based on the weekly closing prices (in U.S. dollars) of the Reference Stocks from January 2, 2004 through October 2, 2009 (or, in the case of the common stock of MetroPCS Communications, Inc., from April 20, 2007 through October 2, 2009). The last graph contained in this pricing supplement sets forth the historical performance of the Basket as a whole, based on the weekly closing prices (in U.S. dollars) of the Basket Stocks from April 20, 2007 through October 2, 2009. The graph of the historical Basket performance assumes the Basket Closing Level on April 20, 2007 was 100 and the Stock Weightings were as specified under "The Basket" in this pricing supplement. We obtained the closing prices and other market information in this pricing supplement from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since the commencement of trading of each Reference Stock, the price of such Reference Stock has experienced significant fluctuations. The historical performance of each Reference Stock and the historical performance of the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of each Reference Stock or the levels of the Basket during the term of the notes. We cannot give you assurance that the performance of each Reference Stock will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that each Reference Stock issuer will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on each Reference Stock.

### Akamai Technologies, Inc. ("Akamai")

According to its publicly available filings with the SEC, Akamai provides services for the delivery of content and applications over the Internet ranging from live and on-demand streaming video capabilities to conventional content on websites, to business transaction tools. The common stock of Akamai, par value $0.01 per share, is registered under the Exchange Act and is listed on the NASDAQ Global Select Market, which we refer to as the Relevant Exchange for purposes of Akamai in the accompanying product supplement no. 174-A-I. Akamai's SEC file number is 000-27275.

### Historical Information of the Common Stock of Akamai

The following graph sets forth the historical performance of the common stock of Akamai based on the weekly closing price (in U.S. dollars) of the common stock of Akamai from January 2, 2004 through October 2, 2009. The closing price of the common stock of Akamai on October 2, 2009 was $18.82. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.



## Cadence Design Systems, Inc. ("Cadence")

According to its publicly available filings with the SEC, Cadence develops electronic design automation, or EDA, software and hardware.  Cadence licenses software, sells and leases hardware technology and provides engineering and education services worldwide.  The common stock of Cadence, par value $0.01 per share, is registered under the Exchange Act and is listed on the NASDAQ Global Select Market, which we refer to as the Relevant Exchange for purposes of Cadence in the accompanying product supplement no. 174-A-I.  Cadence's SEC file number is 000-15867.

### Historical Information of the Common Stock of Cadence

The following graph sets forth the historical performance of the common stock of Cadence based on the weekly closing price (in U.S. dollars) of the common stock of Cadence from January 2, 2004 through October 2, 2009.  The closing price of the common stock of Cadence on October 2, 2009 was $6.98.  We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification.  The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy.  We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.



## Church & Dwight Co., Inc. ("Church & Dwight")

According to its publicly available filings with the SEC, Church & Dwight develops, manufactures and markets a range of household, personal care and specialty products under brand names including ARM & HAMMER and TROJAN. The common stock of Church & Dwight, par value $1.00 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Church & Dwight in the accompanying product supplement no. 174-A-I.  Church & Dwight's SEC file number is 001-10585.

### Historical Information of the Common Stock of Church & Dwight

The following graph sets forth the historical performance of the common stock of Church & Dwight based on the weekly closing price (in U.S. dollars) of the common stock of Church & Dwight from January 2, 2004 through October 2, 2009. The closing price of the common stock of Church & Dwight on October 2, 2009 was $56.66.  We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification.  The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy.  We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.



### Encore Acquisition Company ("EAC")

According to its publicly available filings with the SEC, EAC is a corporation engaged in the acquisition and development of oil and natural gas reserves from onshore fields in the United States. The common stock of EAC, par value $0.01 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of EAC in the accompanying product supplement no. 174-A-I.  EAC's SEC file number is 001-16295.

### Historical Information of the Common Stock of EAC

The following graph sets forth the historical performance of the common stock of EAC based on the weekly closing price (in U.S. dollars) of the common stock of EAC from January 2, 2004 through October 2, 2009.  The closing price of the common stock of EAC on October 2, 2009 was $36.90.  We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification.  The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy.  We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.



### Endo Pharmaceuticals Holdings Inc. ("Endo Pharmaceuticals")

According to its publicly available filings with the SEC, Endo Pharmaceuticals is a specialty pharmaceutical company with products that provide pain management. Endo Pharmaceuticals researches, develops, produces and markets both branded and generic pharmaceuticals.  The common stock of Endo Pharmaceuticals, par value $0.01 per share, is listed on The NASDAQ Stock Market, which we refer to as the Relevant Exchange for purposes of Endo Pharmaceuticals in the accompanying product supplement no. 174-A-I.  Endo Pharmaceuticals' SEC file number is 001-15989.

### Historical Information of the Common Stock of Endo Pharmaceuticals

The following graph sets forth the historical performance of the common stock of Endo Pharmaceuticals based on the weekly closing price (in U.S. dollars) of the common stock of Endo Pharmaceuticals from January 2, 2004 through October 2, 2009.  The closing price of the common stock of Endo Pharmaceuticals on October 2, 2009 was $22.11.  We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification.  The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy.  We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.



*FactSet Research Systems Inc. ("FDS")*

According to its publicly available filings with the SEC, FactSet is a provider of integrated global financial and economic information, including fundamental financial data on tens of thousands of companies worldwide. The common stock of FactSet, par value $0.01 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of FDS in the accompanying product supplement no. 174-A-I. FDS's SEC file number is 001-11869.

## Historical Information of the Common Stock of FDS

The following graph sets forth the historical performance of the common stock of FDS based on the weekly closing price (in U.S. dollars) of the common stock of FDS from January 2, 2004 through October 2, 2009. The closing price of the common stock of FDS on October 2, 2009 was $64.05. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.



*Gen-Probe Incorporated ("Gen-Probe")*

According to its publicly available filings with the SEC, Gen-Probe is a global developer, manufacturer and marketer of nucleic acid probe-based products used for the clinical diagnosis of human diseases and for screening donated human blood. The common stock of Gen-Probe, par value $0.0001 per share, is registered under the Exchange Act and is listed on the NASDAQ Global Select Market, which we refer to as the Relevant Exchange for purposes of Gen-Probe in the accompanying product supplement no. 174-A-I. Gen-Probe's SEC file number is 001-31279.

## Historical Information of the Common Stock of Gen-Probe

The following graph sets forth the historical performance of the common stock of Gen-Probe based on the weekly closing price (in U.S. dollars) of the common stock of Gen-Probe from January 2, 2004 through October 2, 2009. The closing price of the common stock of Gen-Probe on October 2, 2009 was $40.67. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.



### McMoRan Exploration Co. ("McMoRan")

According to its publicly available filings with the SEC, McMoRan is a corporation engaged in the exploration, development and production of oil and natural gas offshore in the Gulf of Mexico and onshore in the Gulf Coast area. The common stock of McMoRan, par value $0.01 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of McMoRan in the accompanying product supplement no. 174-A-I. McMoRan's SEC file number is 001-07791.

### Historical Information of the Common Stock of McMoRan

The following graph sets forth the historical performance of the common stock of McMoRan based on the weekly closing price (in U.S. dollars) of the common stock of McMoRan from January 2, 2004 through October 2, 2009. The closing price of the common stock of McMoRan on October 2, 2009 was $7.22. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.



### MetroPCS Communications, Inc. ("MetroPCS")

According to its publicly available filings with the SEC, MetroPCS is a wireless communications provider that offers wireless broadband mobile services in selected major metropolitan areas in the United States. The common stock of MetroPCS, par value $0.0001 per share, is registered under the Exchange Act and is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of MetroPCS in the accompanying product supplement no. 174-A-I. MetroPCS's SEC file number is 001-33409.

### Historical Information of the Common Stock of MetroPCS

The following graph sets forth the historical performance of the common stock of MetroPCS based on the weekly closing price (in U.S. dollars) of the common stock of MetroPCS from April 18, 2007 through October 2, 2009. The common stock of MetroPCS commenced trading on the New York Stock Exchange on April 18, 2007. The closing price of the common stock of MetroPCS on October 2, 2009 was $8.36. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.



*Monster Worldwide, Inc. ("Monster")*

According to its publicly available filings with the SEC, Monster offers a global online employment solution to employers and job seekers. Monster works by connecting employers with job seekers at all levels and by providing personalized career advice to consumers globally. Through online media sites and services, Monster delivers targeted audiences to advertisers. The common stock of Monster, par value $0.001 per share, is registered under the Exchange Act and is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Monster in the accompanying product supplement no. 174-A-I. Monster's SEC file number is 001-34209.

### Historical Information of the Common Stock of Monster

The following graph sets forth the historical performance of the common stock of Monster based on the weekly closing price (in U.S. dollars) of the common stock of Monster from January 2, 2004 through October 2, 2009. The closing price of the common stock of Monster on October 2, 2009 was $16.32. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.



*Office Depot, Inc. ("Office Depot")*

According to its publicly available filings with the SEC, Office Depot is a is a global supplier of office products and services to consumers and businesses of all sizes. The common stock of Office Depot, par value $0.01 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Office Depot in the accompanying product supplement no. 174-A-I. Office Depot's SEC file number is 001-10948.

### Historical Information of the Common Stock of Office Depot

The following graph sets forth the historical performance of the common stock of Office Depot based on the weekly closing price (in U.S. dollars) of the common stock of Office Depot from January 2, 2004 through October 2, 2009. The closing price of the common stock of Office Depot on October 2, 2009 was $6.20. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.



## RRI Energy, Inc. ("RRI Energy")

According to its publicly available filings with the SEC, RRI Energy is a provider of electricity and energy services to wholesale customers in power generation energy markets in the United States through its ownership and operation of and contracting for power generation capacity. The common stock of RRI Energy, par value $0.001 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of RRI Energy in the accompanying product supplement no. 174-A-I. RRI Energy's SEC file number is 001-16455.

### Historical Information of the Common Stock of RRI Energy

The following graph sets forth the historical performance of the common stock of RRI Energy based on the weekly closing price (in U.S. dollars) of the common stock of RRI Energy from January 2, 2004 through October 2, 2009. The closing price of the common stock of RRI Energy on October 2, 2009 was $6.60. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.



**Historical Performance of RRI Energy, Inc.**

Source: Bloomberg

## tw telecom inc. ("tw telecom")

According to its publicly available filings with the SEC, tw telecom is a provider of managed network services, specializing in Ethernet and data networking, Internet access, local and long distance voice, virtual private network ("VPN"), voice over Internet protocol ("VoIP") and network security services to enterprise organizations and communications services companies throughout the U.S. The common stock of tw telecom, par value $0.01 per share, is registered under the Exchange Act and is listed on the NASDAQ Stock Market, which we refer to as the Relevant Exchange for purposes of tw telecom in the accompanying product supplement no. 174-A-I. tw telecom's SEC file number is 001-34243.

### Historical Information of tw telecom

The following graph sets forth the historical performance of the common stock of tw telecom based on the weekly closing price (in U.S. dollars) of the common stock of tw telecom from January 2, 2004 through October 2, 2009. The closing price of the common stock of tw telecom on October 2, 2009 was $13.18. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.



**Historical Performance of tw telecom inc.**

Source: Bloomberg

*UTi Worldwide Inc. ("UTi")*

According to its publicly available filings with the SEC, UTi is an international supply chain services and solutions company that provides services through a network of offices and contract logistics centers. The common stock of UTi, no par value, is registered under the Exchange Act and is listed on the NASDAQ Stock Market, which we refer to as the Relevant Exchange for purposes of UTi in the accompanying product supplement no. 174-A-I. UTi's SEC file number is 000-31869.

**Historical Information of the Common Stock of UTi**

The following graph sets forth the historical performance of the common stock of UTi based on the weekly closing price (in U.S. dollars) of the common stock of UTi from January 2, 2004 through October 2, 2009. The closing price of the common stock of UTi on October 2, 2009 was $13.49. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.



*ValueClick, Inc. ("ValueClick")*

According to its publicly available filings with the SEC, ValueClick is an online marketing service company that sells targeted and measurable online advertising campaigns and programs for advertisers and advertising agency customers. The common stock of ValueClick, par value $0.001 per share, is registered under the Exchange Act and is listed on the NASDAQ Global Select Market, which we refer to as the Relevant Exchange for purposes of ValueClick in the accompanying product supplement no. 174-A-I. ValueClick's SEC file number is 000-30135.

**Historical Information of the Common Stock of ValueClick**

The following graph sets forth the historical performance of the common stock of ValueClick based on the weekly closing price (in U.S. dollars) of the common stock of ValueClick from January 2, 2004 through October 2, 2009. The closing price of the common stock of ValueClick on October 2, 2009 was $12.74. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.



## Historical Information of the Basket

The following graph sets forth the historical performance of the Basket based on the weekly Basket Closing Level from April 20, 2007 through October 2, 2009. The following graph assumes the Basket Closing Level on April 20, 2007 was 100 and the Stock Weightings were as specified under "The Basket" in this pricing supplement.

